Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

Filed pursuant to Rule 433

Commission File No. for Registration Statement

on Form S-3: 333-167412

The following press release was issued by Allscripts and Eclipsys on July 27, 2010.

ALLSCRIPTS AMENDS FRAMEWORK AGREEMENT WITH MISYS TO

REDUCE THE SIZE OF PLANNED SECONDARY OFFERING

Hart-Scott-Rodino Waiting Period Expires

CHICAGO—July 27, 2010—Allscripts (NASDAQ: MDRX), the leading provider of clinical software, information and connectivity solutions for physicians, and Eclipsys (NASDAQ: ECLP), a leading enterprise provider of solutions and services for hospitals and clinicians, today announced that Allscripts has amended its June 9, 2010 Framework Agreement with Misys plc (LSE: MSY) (Misys) to reduce the minimum size of the secondary offering of Allscripts shares from 36 million shares to 25 million shares.

The reduction in the size of the secondary offering is contingent on approval by Allscripts and Eclipsys stockholders of the merger proposals being submitted to the shareholders of each company at meetings scheduled for August 13, 2010. All other financial terms of the June 9, 2010 Framework Agreement remain unchanged.

Glen Tullman, Chief Executive Officer of Allscripts, said “We believe the amendment provides greater certainty in advance of closing the proposed merger with Eclipsys. The combination of Allscripts and Eclipsys represents an opportunity to deliver value to shareholders, and we continue to believe that the combined company will be uniquely positioned in the healthcare information technology space.”

In a separate announcement, Misys today announced that it has been informed by ValueAct Capital, its 25.7% shareholder, that ValueAct intends to participate as a purchaser in the placing of Allscripts shares. Specifically, ValueAct has informed Misys in writing that it intends to submit an order to the book runners for 5 million Allscripts shares at a price of $16.50. At prices above $16.50, ValueAct may adjust the number of shares it purchases.

Tullman commented, “We are pleased that ValueAct Capital has indicated its intention to participate in the secondary offering and believe that this action underscores the strategic merit and compelling value of the proposed combination for our investors.”

Allscripts and Eclipsys are also confirming that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the merger expired at 11:59 pm Eastern time on July 26, 2010.

About Allscripts

Allscripts uses innovation technology to bring health to healthcare. More than 160,000 physicians, 800 hospitals and nearly 10,000 post-acute and homecare organizations utilize Allscripts to improve the health of their patients and their bottom line. The company’s award-winning solutions include electronic health records, electronic prescribing, revenue cycle management, practice management, document management, care management, emergency department information systems and homecare automation. Allscripts is the brand name of Allscripts-Misys Healthcare Solutions, Inc. To learn more, visit www.allscripts.com.

About Eclipsys

Eclipsys is a leading provider of advanced integrated clinical, revenue cycle and performance management software, clinical content and professional services that help healthcare organizations improve clinical, financial and operational outcomes. For more information, see www.eclipsys.com.

Cautionary Statement

Allscripts has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allscripts has filed with the SEC for more complete information about Allscripts and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allscripts will arrange to send you the prospectus if you request it by calling collect 312-506-1230.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts’ stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the definitive joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the proposed merger between Eclipsys and Allscripts, the respective stockholder meetings of Eclipsys and Allscripts with respect to the approval of the proposed merger, the proposed total number of shares to be sold, the per share price of such shares, and purchasers in, the secondary offering of Allscripts shares, the anticipated benefits of the proposed transaction, including future financial and operating results, the strategic opportunities available to the combined company, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: any conditions or contingencies imposed in connection with the proposed merger; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the merger agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that Eclipsys and/or the Allscripts stockholder meetings could be delayed as a result of pending litigation; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the market factors that could affect the total number of shares and the per share price of the shares sold in the secondary offering of Allscripts shares; the failure of ValueAct Capital to purchase shares of Allscripts in the secondary offering; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, the definitive joint proxy statement/prospectus/information statement mailed by Allscripts and Eclipsys to their respective stockholders on or about July 15, 2010, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

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Contacts:

Allscripts contacts:

Investors:

Seth Frank

Vice President, Investor Relations

312-506-1213

Seth.Frank@Allscripts.com

Media:

Todd Stein

Senior Manager, Public Relations

510-417-0612

Todd.Stein@Allscripts.com

Eclipsys contacts:

Investors:

Jason Cigarran,

Vice President, Investor Relations 404-847-5965

Jason.Cigarran@Eclipsys.com

Media:

Robin Wrinn

Director, Public Relations

404-234-1445

Robin.Wrinn@Eclipsys.com